Exhibit 99

TCF 401K Plan

Financial Statements and Supplemental Schedule

December 31, 2022 and 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

TCF 401K Plan
Table of Contents

Description	Page

Report of Independent Registered Public Accounting Firm - Ary Roepcke Mulchaey, P.C., "ARM"	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits at December 31, 2022 and 2021	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2022 and 2021	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE*:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2022	10
*All other financial schedules required by section 2520.103-10 of the U.S. Department of Labor's Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Human Resources and Compensation Committee of the Board of Directors and Investment
and Administrative Committee of Huntington Bancshares Incorporated and Plan Participants of the
TCF 401K Plan
Columbus, Ohio

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of TCF 401K Plan (the “Plan”) as of December 31, 2022 (in liquidation) and 2021 (in liquidation), and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2022 (in liquidation) and 2021 (in liquidation), and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter – Plan Termination and Use of Liquidation Basis of Accounting
As further discussed in Notes 1 and 2 of the financial statements, those charged with governance made a decision to terminate the TCF 401K Plan, upon the merger of TCF Financial Corporation with Huntington Bancshares Incorporated. As a result, in accordance with accounting principles generally accepted in the United States of America, the TCF 401K Plan has used the liquidation basis of accounting in presenting the financial statements. Our opinion is not modified with respect to this matter.

Supplemental Information
The supplemental information contained in Schedule H, Line 4i–Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ary Roepcke Mulchaey, P.C.

We have served as the Plan’s auditor since 2022.

Columbus, Ohio
June 27, 2023

TCF 401K PLAN
Statements of Net Assets Available for Benefits

	At December 31,
(In thousands)	2022	2021
	(In Liquidation)	(In Liquidation)
Assets:
Investments	$314,972	$576,033
Notes receivable from participants	1,374	3,732
Dividends receivable	1,110	1,353
Total assets	317,456	581,118

Liabilities:
Distributions payable to participants	623	606
Payable for administrative expenses	124	169
Dividends payable to participants	97	147
Total liabilities	844	922

Net assets available for benefits	$316,612	$580,196
See accompanying notes to financial statements.

TCF 401K PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
(In thousands)	2022	2021
	(In Liquidation)	(In Liquidation)
ADDITIONS
Investment income:
Dividends	$10,825	$21,195
Net appreciation	—	90,430
Total investment income	10,825	111,625

Contributions:
Participant	—	18,690
Employer - cash	—	8,917
Participant rollovers	—	1,408
Total contributions	—	29,015

Interest on notes receivable from participants	103	195
Other additions	33	503
Total additions	10,961	141,338

DEDUCTIONS
Distributions and withdrawals	189,039	160,138
Dividends paid to participants	490	520
Net depreciation	85,016	—
Total deductions	274,545	160,658

(Decrease) in net assets available for benefits	(263,584)	(19,320)

Net assets available for benefits at beginning of year	580,196	599,516
Net assets available for benefits at end of year	$316,612	$580,196
See accompanying notes to financial statements.

TCF 401K PLAN
Notes to Financial Statements

Note 1. TCF 401K Plan

General

The TCF 401K Plan (the "Plan") is a defined contribution plan that was established for TCF Financial Corporation ("TCF Financial") and its subsidiaries, which were participating employers in the Plan. The Plan is intended to meet the requirements of a stock bonus plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), an employee stock ownership plan under Section 4975(e) of the Code and a qualified cash or deferred arrangement under Section 401(k) of the Code. The Plan is a tax-qualified contributory plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan sponsor was formerly TCF Financial and is now Huntington Bancshares Incorporated ("Huntington" or the "Plan administrator") as a result of the acquisition of TCF Financial by Huntington that closed on June 9, 2021. Transamerica Retirement Solutions, LLC ("Transamerica") is the record-keeper and State Street Bank and Trust Company is the trustee of the Plan appointed to serve under the trust agreement.

Plan Termination

On December 13, 2020 TCF Financial and Huntington announced the signing of a definitive merger agreement ("Merger Agreement" or the "Merger") with Huntington Bancshares Incorporated. The Merger was completed on June 9, 2021. Existing TCF Financial employees who became Huntington employees were eligible to participate in The Huntington 401(k) Plan on June 9, 2021.

Effective with the Plan's termination, all participants with an account balance remaining in the Plan became fully vested in all contribution sources, regardless of status or years of vested service. The Plan's termination also ceased employee and employer contributions into the Plan and ceased new participant notes receivable from the Plan.

Per the terms of the Merger Agreement, the TCF Financial Board of Directors adopted a resolution effective April 21, 2021 to terminate the plan. In November of 2021, the Plan submitted an application to the Internal Revenue Service (the "IRS") for a determination of the Plan's continued qualified status as of the Plan's termination. The Plan received a final favorable determination letter from the IRS on August 31, 2022 in connection with liquidation and termination of the Plan.

In connection with the Plan's termination, participants could direct a distribution of their account balances or, if an employee of Huntington, have their remaining account balance transferred into The Huntington 401(k) Plan. Participant account balance totaling $131 million were rolled into The Huntington 401(k) Plan in January 2023. All participant balances were liquidated and distributed by May 1, 2023.

Contributions

Prior to the Plan's termination, full-time and part-time employees of TCF Financial and its subsidiaries were eligible to participate in the Plan. Participants could elect to invest up to 50% of their covered compensation on a tax-deferred and/or Roth 401K after-tax basis, subject to the annual salary deferral limitation imposed by the IRS, which was $19,500 in 2021. The Plan allowed participants age 50 or older to make "catch-up" pre-tax contributions in excess of the IRS limits stated above. The maximum catch-up contribution was $6,500 in 2021.

Prior to the Plan's termination, employer matching contributions were made at the rate of $1 per dollar for employees with 180 days or more of service up to a maximum company contribution of 4% of the employees covered compensation per pay period subject to the annual salary deferral limitation imposed by the IRS. These matching contributions were directed by the participant in available mutual funds.

All employee contributions are invested in participant directed investments. Participants may elect to invest their employee account balance in any or all of the offered mutual fund investments, collective trust funds, or in Huntington common stock. If a participant did not make a valid investment election with respect to any other contributions, including participant contributions, these contributions were invested in an age appropriate target date fund.

The Plan recorded Qualified Non-Elective Contributions ("QNECs") during 2021.The QNECs to the participant are immediately fully vested. The QNECs were made in accordance with IRS regulations and do not affect the tax status of the Plan and are reflected as employer contributions on the statements of changes in net assets available for benefits.

Participant Accounts

The Plan maintains a separate account for each participant, to which contributions and investment performance are allocated.

Prior to termination, participant contributions and employer matching contributions made subsequent to January 1, 2016 vested immediately and are considered safe harbor matching contributions. The matching contributions will automatically satisfy the nondiscrimination testing requirements under the Code section 401(m). In addition, the salary deferral contributions will also automatically satisfy the nondiscrimination testing requirements under IRC Section 401(k). As a result of the termination, all employer matching contributions automatically vested.

Beginning December 31, 2019, the Plan allowed the transfer of participant loans from qualified plans and effective March 1, 2020, participants may borrow from their participant accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally range from 1-5 years. The loans were secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing market interest rates as determined monthly by the plan administrator. Principal and interest were paid ratably through payroll deductions. Notes receivable from participants are valued at their unpaid principal balance plus accrued but unpaid interest. For participant loans that become delinquent and result in default, the amount of the unpaid loan principal and interest due to the Plan will be deemed a distribution. Deemed distributions are reported as a taxable distribution.

The Plan permits financial hardship withdrawals consistent with the safe harbor provisions of regulations issued pursuant to the Tax Reform Act of 1986.

On termination of service or upon death, disability or retirement, a participant may request a benefit payment. Benefit payments are distributed in a lump-sum amount equal to the vested value of the participant’s account. Payment of benefits may not be deferred by participants beyond their attainment of age 72, unless they are an active employee.

Dividends paid on the Huntington common stock are reinvested or, at the election of the participant, may be paid in cash to the participant. Dividends paid from the mutual funds are reinvested in the mutual funds.

Amounts that have been forfeited in accordance with the provisions of the Plan are available to use for payment of various Plan obligations according to the following hierarchy: reinstatement of participant accounts upon rehire, reduction of employer contributions and Plan administration expenses as defined. Other Plan obligations are paid directly by Huntington. Administrative expenses (including trustee, record-keeper, legal and audit fees) were paid by the Plan sponsor and using forfeited amounts which totaled $508 thousand and $359 thousand in 2022 and 2021, respectively. All remaining forfeiture amounts at the end of December 31, 2022 were used by the Plan for payment of Plan obligations.

Note 2. Accounting Policies

Basis of Presentation

As a result of the decision to terminate the Plan effective April 21, 2021, and in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), the Plan’s financial statements as of and for the years ended December 31, 2022 and 2021 are presented using the liquidation basis of accounting.

Under the liquidation basis of accounting, assets are stated at their estimated net realizable cash value and liabilities are stated at their anticipated settlement amounts. There are no material changes to the 2022 or 2021 financial statements as a result of the change under the liquidation basis of accounting. All investments of the Plan are stated at fair value (the estimated net realizable cash value for investments as of December 31, 2022 and 2021 are equivalent to fair value). Purchases and sales of investments are recorded on a trade-date basis. The cost of Plan investments sold is determined by the average cost method. Distributions are recorded when paid. Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus any accrued interest. Interest income on notes receivable from participants are recorded when earned.

The preparation of financial statements in conformity with U.S. GAAP requires the Plan sponsor or Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. These estimates are based on information available at the time the estimates are made. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Prior to the consummation of the Merger, The Plan provided for investment in TCF Financial common stock. As a result of the Merger on June 9, 2021, each share of TCF Financial common stock was converted into 3.0028 shares of Huntington common stock. At December 31, 2022 and 2021, approximately 31% and 25%, respectively, of the Plan’s total assets were invested in the common stock of Huntington. The underlying value of the Huntington common stock is entirely dependent on the performance of Huntington and the market’s evaluation of such performance.

Note 3. Income Tax Status

TCF Financial (The former Plan administrator) had received a favorable tax determination letter from the IRS dated March 30, 2016, indicating that the Plan qualified under Sections 401(a) and 4975(e)(7) of the Code and met the requirements for a qualified cash or deferred arrangement under Section 401(k) of the Code and the trust established thereunder is thereby exempt from federal income taxes under Section 501(a) of the Code. As such, the Plan’s assets are exempt from federal income tax and participant tax-deferred contributions and amounts contributed by participating employers are not taxed to the employee until distributed from the Plan. Continued compliance with applicable provisions of the Code is required to maintain this tax-exempt status. Although the Plan has been amended since receiving the March 30, 2016 determination letter, Huntington believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, that the trust, which forms a part of the Plan is qualified and tax-exempt.

The Plan received a final favorable determination letter from the IRS on August 31, 2022 in connection with liquidation and termination of the Plan.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 4. Net (Depreciation) Appreciation

The Plan’s investments appreciated (depreciated) in value as follows:

	Year Ended December 31,
(In thousands)	2022	2021
Net (depreciation) appreciation:
Realized gains (losses) on distributions, sales, and share class changes:
Huntington Common Stock (1)	$(854)	$18,967
Mutual Funds	32,530	30,393
Collective Trust Funds	(5,417)	—

Change in unrealized (depreciation) appreciation of investments:
Huntington Common Stock (1)	(9,704)	17,143
Mutual Funds	(88,642)	23,927
Collective Trust Funds	(12,929)	—
Total net (depreciation) appreciation	$(85,016)	$90,430
(1)TCF Financial common stock converted to Huntington common stock as a result of the Merger on June 9, 2021.

Note 5. Fair Value Measurement

Fair values represent the estimated price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, otherwise known as an "exit price".

At December 31, 2022 and 2021, assets held in trust for the Plan included investments in publicly traded stock and mutual funds categorized as Level 1 and measured on a recurring basis. The fair value of Level 1 assets are based on quoted prices (unadjusted) for identical assets in active markets. At December 31, 2022 and 2021, there were no assets measured on a recurring basis categorized as Level 2, which includes valuations that are based on prices obtained from independent pricing sources that are based on observable transactions of similar instruments, but not quoted markets, or categorized as Level 3, for which valuations use significant unobservable inputs.

The following is a description of the valuation techniques and inputs used by the Plan to measure each major class of assets at fair value:

•Huntington Common Stock: This includes Huntington common stock and was valued at the closing price reported on the NASDAQ.
•Mutual Funds: The mutual funds are valued at the quoted net asset value of shares in the individual mutual funds, which is the readily determinable fair value, as reported on the their relevant stock exchange.
•Collective Trust Funds: The investment in the collective trust funds are reported at net asset value per share as determined by the sponsoring trustee, and is calculated by subtracting liabilities from the value of a fund's total assets and dividing it by the number of fund's shares outstanding. The net asset value is used as a practical expedient to estimate fair value. There are no restrictions to redemption, nor any contractual obligation to further invest in the collective trust funds.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2022 and 2021. For the years ended December 31, 2022 and 2021, there were no transfers in or out of Levels 1, 2, or 3.

	Fair Value Measurements Using
(in thousands)	Quoted Prices In Active Markets for Identical Assets
December 31, 2022	(Level 1)	Total
Huntington Common Stock	$97,857	$97,857
Mutual Funds	152,249	152,249
Total investments in fair value hierarchy	250,106	250,106
Collective Trust Funds measured at net asset value (1)		64,866
Total Investments		$314,972

	Fair Value Measurements Using
(in thousands)	Quoted Prices In Active Markets for Identical Assets
December 31, 2021	(Level 1)	Total
Huntington Common Stock	$147,617	$147,617
Mutual Funds	428,416	428,416
Total Investments	$576,033	$576,033
(1)    In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Note 6. Distribution and Forfeitures

Cash and shares of Huntington common stock of $189.5 million were distributed in 2022. Cash and shares of Huntington and TCF Financial common stock of $160.7 million were distributed in 2021.

On a monthly basis, the trustee redeposits all aged distributions that have not been cashed within nine months from date of issuance into the Plan. At December 31, 2022 and 2021, there were $623 thousand and $606 thousand, respectively, of distribution amounts paid to participants by check which had not yet been cashed. These aged distribution payments are shown as a liability reducing net assets available for benefits.

Forfeitures of unvested employer matching contributions were used to offset plan obligations as follows:

	Year Ended December 31,
(In thousands)	2022	2021
Total forfeitures during the year	$—	$178
Forfeitures carried over from the previous year	11	427
Forfeitures used to fund obligations	(11)	(594)
Forfeitures to be used to offset future obligations	$—	$11

Forfeitures to be used to offset future obligations are included in the Vanguard Treasury Money Market Investor Shares fund.

Note 7. Party-in-Interest Transactions

The Plan engages in transactions involving the acquisition or disposition of Huntington common stock, therefore, Huntington was a party-in-interest. At December 31, 2022 and 2021, the Plan held shares of Huntington common stock with a fair value of $97.9 million and $147.6 million, respectively. The shares were purchased at current market prices with no commission fees.

TCF 401K PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

(In thousands, except shares)	At December 31, 2022
Description of Investment including the Identity of Issuer, Borrower or Similar Party and maturity date if applicable	Shares	Cost (2)	Current Value
Corporate Stock:
Huntington Bancshares Incorporated (1)	6,940,214		$97,857
Total Huntington Common Stock			97,857
Mutual Funds:
American Funds New World R6	16,283		1,081
Baird Core Plus Bond Inst	179,320		1,770
Columbia Dividend Income Inst3	134,663		3,973
Federated Hermes Instl High Yield Bd R6	84,101		699
Fidelity Adv Small Cap Growth Z	46,060		1,100
Fidelity Puritan	118,006		2,419
Janus Henderson Small Cap Value N	6,889		151
JPMorgan Government Bond R6	70,874		666
Principal MidCap Instl	201,012		6,271
Principal Real Estate Sec Inst	24,524		619
T. Rowe Price Blue Chip Growth I	72,298		7,513
Tweedy, Browne International Value	24,219		617
Vanguard Developed Mkt Index Instl	562,681		7,613
Vanguard Inf-Protected Secs Instl	120,192		1,133
Vanguard Instl Index	132,726		42,689
Vanguard InTrmed Trm Bd Idx Inst	787,004		7,933
Vanguard International Growth Adm	27,303		2,468
Vanguard Mid Cap Index Instl	441,114		24,601
Vanguard Mid Cap Value Index Adm	29,519		2,069
Vanguard Short Term Federal Adm	153,652		1,544
Vanguard Short Term Inv Grade Adm	50,622		504
Vanguard Small Cap Index Inst	215,912		18,985
Vanguard Treasury Money Market Inv	15,830,592		15,831
Total Mutual Funds:			152,249
Collective Trust Funds:
Vanguard Trgt Retment 2020 Trust I	36,912		2,301
Vanguard Trgt Retment 2025 Trust I	134,652		8,614
Vanguard Trgt Retment 2030 Trust I	155,298		10,177
Vanguard Trgt Retment 2035 Trust I	114,450		7,811
Vanguard Trgt Retment 2040 Trust I	133,849		9,596
Vanguard Trgt Retment 2045 Trust I	130,254		9,546
Vanguard Trgt Retment 2050 Trust I	95,427		7,050
Vanguard Trgt Retment 2055 Trust I	62,726		5,652
Vanguard Trgt Retment 2060 Trust I	45,022		2,132
Vanguard Trgt Retment 2065 Trust I	24,879		725
Vanguard Trgt Retment Inc Trust I	21,910		1,262
Total Collective Trust Funds:			64,866
Total investments, at fair value			$314,972
Participant Loans (1):
Participant loans, Interest rate range: 3.25% to 6.50% with various maturity dates through April 2026	—		$1,374
(1)Party in interest.
(2)Cost information is not required for participant-directed investments and therefore not included.
See accompanying Report of Independent Registered Public Accounting Firm and notes to financial statements.